ISSUER	File N
Kazakhtelecom	82-04921


06019240

JOINT STOCK COMPANY KAZAKHTELECOM

Consolidated Financial Statements
prepared in accordance with International Financial Reporting Standards
for the 9 month period, ended September, 30, 2006
(un-audited)

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED BALANCE SHEET
PREPARED IN ACCORDANCE WITH IFRS
AS AT SEPTEMBER, 30, 2006 (un-audited)
(in thousands KZT)

	Notes	30.09.2006	31.12.2005
ASSETS			
CURRENT ASSTES:			
Cash and cash equivalents		4,442,938	2,861,710
Current trade receivables, net	4	12,781,367	11,242,630
Inventories, net	5	7,041,511	5,605,805
Current financial investments	6	242,062	756,967
Other current receivables, net	7	7,754,998	6,245,407
Total current assets		32,262,876	26,712,519
NON-CURRENT ASSETS			
Investments, net	8	31,942,580	29,227,478
Financial investments	9	916,512	661,427
Long-term accounts receivable	10	5,121,604	2,734,076
Long-term prepared expenses		107,492	87,756
Fixed assets, net	11	115,563,969	100,111,362
Intangible assets, net	12	23,158,852	2,159,519
Goodwill, net	13	2,557	2,557
Total non-current assets		176,813,566	134,984,175
TOTAL ASSETS		209,076,442	161,696,694
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Current accounts payable	14	7,118,438	6,067,669
Advances received		745,942	833,930
Other current payable and accrued liabilities	15	3,213,502	1,387,766
Obligations under finance lease – current portion	17	918,374	1,926,678
Current borrowings	16	28,320,541	9,035,001
Taxes payable and payables to non-budget funds	20	1,960,051	968,391
Dividends payable	18	207,846	215,983
Total current liabilities		42,484,694	20,435,418

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED BALANCE SHEET
PREPARED IN ACCORDANCE WITH IFRS (CONTINUATION)
AS AT SEPTEMBER, 30, 2006 (un-audited)
(in thousands KZT)

	Notes	30.09.2006	31.12.2005
NON-CURRENT LIABILITIES			
Long-term borrowings	16	23,740,981	18,328,315
Obligations under finance lease – long-term portion	17	2,121,833	825,922
Other long-term liabilities		343,630	
Long-term social liabilities	26	641,035	595,579
Deferred tax liability, net	19	9,348,411	8,669,183
Total long-term liabilities		36,195,890	28,418,999
Total liabilities		78,680,584	48,854,417
EQUIPTY:			
Share capital	21	33,090,118	33,090,118
Reserve capital		1,820,479	1,820,479
Retained earnings	21	94,762,364	77,931,680
Minority interest	21	722,897	-
Total equity		130,395,858	112,842,277
TOTAL LIABILITIES AND EQUITY		209,076,442	161,696,694

Chief accountant G.Zh. Baishumurova

November 13, 2006

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
PREPARED IN ACCORDANCE WITH IFRS
FOR THE 9 MONTHS ENDED SEPTEMBER, 30, 2006 (un-audited)
(in thousands KZT)

	Comments	9 months of 2006	9 months of 2005
REVENUE FROM SALES OF SERVICES	1, 27	83,096,496	72,669,644
COST OF SERVICES PROVIDED	22	(45,503,007)	(40,822,770)
GROSS PROFIT		37,593,489	31,846,874
GENERAL AND ADMINISTRATIVE EXPENSES	22	(14,366,356)	(9,464,016)
SELLING EXPENSES	22	(1,310,982)	(693,506)
OPERATING PROFIT		21,916,151	21,689,352
OTHER INCOME/(EXPENSE):			
Finance costs		(2,350,252)	(1,257,202)
Foreign exchange gain, net		92,772	128,150
Income from equity investments, net	8	10,997,287	9,054,413
Other income		975,746	1,017,770
Other expenses		(473,457)	(195,933)
Total other income		9,242,096	8,747,198
PROFIT BEFORE INCOME TAX EXPENSE		31,158,247	30,436,550
INCOME TAX EXPENSE	19	(6,785,185)	(6,559,775)
NET PROFIT		24,373,062	23,876,775
Minority interest		(73,793)	-
NET PROFIT		24,299,269	23,876,775
EARNINGS PER COMMON SHARE, basic and diluted, in KZT	23	2,209	2,174

Chief accountant G.Zh. Baishumurova

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED BALANCE SHEET
PREPARED IN ACCORDANCE WITH IFRS
AS AT OCTOBER, 31, 2006
(in thousands KZT)

November 13, 2006

	Comments	Share capital	Reserve capital	Retained earnings	Minority interest	Total
Balance as for January 1, 2005 (restated)		33,090,118	1,820,479	49,640,900	-	84,551,497
Net profit for the year		-	-	32,846,214	-	32,846,214
Dividends	18	-	-	(4,555,280)	-	(4,555,280)
Exchange differences arising on translation of foreign operations		-	-	(154)	-	(154)
Balance as for December 31, 2005		33,090,118	1,820,479	77,931,680	-	112,842,277
Correction of the initial balance	8			(1,771,709)		(1,771,709)
Balance of the subsidiaries as for April 30, 2006				50,155	649,104	699,259
Net profit for the reporting period		-		24,299,269	73,793	24,373,062
Dividends	18	-		(5,746,736)		(5,746,736)
Withdrawn capital						
Exchange differences arising on translation of foreign operations				(295)		(295)
Balance at September 30, 2006		33,090,118	1,820,479	94,762,364	722,897	130,395,858

Chief accountant G.Zh. Baishimurova

November 13, 2006

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT OF CASH FLOWS
PREPARED IN ACCORDANCE WITH IFRS
FOR THE 9 MONTHS ENDED SEPTEMBER, 30, 2006 (un-audited)
(in thousands KZT)

	Comments	9 months of 2006	9 months of 2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before income tax expense		31,158,247	30,436,550
Adjustments for:			
Depreciation of fixed assets and amortization of intangible assets	11, 12	10,704,881	8,198,545
Allowance for doubtful debts and other provisions		838,338	565,083
Foreign exchange gain, net		(92,772)	(128,150)
Income from equity investments, net	8	(10,997,287)	(9,054,413)
Finance costs		2,350,252	1,257,202
Expenses on social obligations		54,762	-
Loss on disposal of fixed and intangible assets		(43,306)	(105,265)
Other non-cash transactions		43,887	(101,881)
Operating profit before movements in assets and liabilities		34,017,002	31,067,671
Increase/decrease in cash from changes in:			
Trade receivable and other receivables		(2,281,690)	(5,022,567)
Inventories		(1,435,706)	(1,421,823)
Accounts payable and advances received		1,914,030	495,786
Other payables and accrued liabilities		304,314	1,348,980
Cash provided by operations		31,909,322	26,468,047
Interest paid		(2,178,295)	(1,261,986)
Dividends paid, net of taxes	18	(4,939,832)	(4,223,526)
Income tax paid		(4,969,751)	(4,738,085)
Net cash provided by operating activities		19,821,444	16,244,450
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investments		(14,852,865)	-
Purchases of fixed assets and intangible assets	11, 24	(19,517,088)	(16,467,519)
Other payments		(5,051,639)	(556,824)
Proceeds from sale of fixed and intangible assets		286,872	33,114
Dividends received, net of taxes	27	6,074,389	1,487,500
Other incomes		500,013	-
Net cash used in investing activities		(35,560,318)	(15,503,729)

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT OF CASH FLOWS PREPARED IN ACCORDANCE WITH IFRS (CONTINUED)
FOR THE 9 MONTHS ENDED SEPTEMBER, 30, 2006 (un-audited)
(in thousands KZT)

	Comments	9 months of 2006	9 months of 2005
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		43,447,842	5,991,431
Other proceeds		-	460,656
Repayment of borrowings		(26,122,201)	(7,125,752)
Payment of obligations under finance lease	17	(3,005,539)	
Other payments		-	(460,656)
Net cash used for financing activities		14,320,102	(1,134,321)
NET CHANGE IN CASH AND CASH EQUIVALENTS		1,581,228	(393,600)
CASH AND CASH EQUIVALENTS, at the beginning of the year		2,861,710	2,545,737
CASH AND CASH EQUIVALENTS, at the end of the reporting period		4,442,938	2,152,137

Chief accountant G.Zh. Baishimurova

November 13, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days



Mr. Yuriy Maltsev
Partner
White & Case
Representative Office
117/6 Dostyk Avenue
Almaty 050059
Kazakhstan

00180/2000

ISSUER	FILE NO.
Kazakhtelecom	82-04921

September 15, 2006

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc. in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

NOTIFICATION
on convocation of the Extraordinary General Shareholders Meeting of the Joint Stock Company Kazakhtelecom

The Managerial Board of the Joint Stock Company Kazakhtelecom (31, Abai avenue, Astana, 010000) herewith notifies its shareholders on holding of the Extraordinary General Shareholders Meeting on December 15, 2006 at 15.00 PM of local time at the following address: 240 B, Furmanov str., Almaty, JSC Kazakhtelecom's Assembly Hall, convened on the initiative of the Company's major shareholder JSC "Kazakhstani State Asset Management Holding "Samruk".

Proposed Agenda:

1. On determination of the number of the Board of Director's members, terms of their office, their election and pre-term termination of their powers, as well as on determination of the amount and conditions of compensation payment to the members of the Board of Directors;
2. On introduction of amendments and changes into the JSC Kazakhtelecom's Charter;
3. On introduction of amendments and changes into the Regulations of the JSC Kazakhtelecom's Board of Directors;
4. On provision of the free Internet access in the schools.

The list of shareholders having a right to participate in the General Shareholders Meeting will be composed as of November 15, 2006.

The shareholders can receive the materials on the proposed agenda for examination not later than 10 days prior to the meeting holding at the following address: 31, Abai street, Astana.

In case of quorum lacking, the repeated General Shareholders Meeting will be held on December 16, 2006 at 11.00 AM at the above stated address.

The agenda can be modified and (or) amended according to the procedures stipulated by the current legislation and the Company's Charter.

Registration of the shareholders will be made from 9.00 AM till 15.00 PM on December 15, 2006.

The identity card, letter of attorney for participation in the meeting with voting rights (for the authorized representatives) are required for access to the meeting.

NOTIFICATION

Of introduction of amendment to the Agenda of the extraordinary General shareholders meeting of the Joint Stock Company KAZAKHTELECOM set to take place on December 15, 2006

Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" the JSC Kazakhtelecom's Board (at 31, Abay avenue, Astana 010000) hereby notifies its shareholders of introduction of additional items: №5 "On approval of strategic directions in the JSC Kazakhtelecom's development for 2007-2011", №6 "On determination of the size of and terms for payment of remuneration to the members of the JSC Kazakhtelecom's Board of directors" and №7 "On the deal in which JSC Kazakhtelecom has an interest" to the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting set to take place on December 15, 2006.

Agenda of the meeting that takes account of additional items:

1. On determination of the quantitative membership composition, terms of reference of the Board of Dierectors, election of its members and early termination of their terms of reference, as well as determination of the size of and terms for payment of remuneration to the members of the Board of directors;
2. On introduction of changes and amendments to the JSC Kazakhtelecom's Charter (Memorandum of Association);
3. On introduction of changes and amendments to the Provision "On the JSC Kazakhtelecom's Board of Directors";
4. On provision of free access to the Internet at schools;
5. On approval of strategic directions in the JSC Kazakhtelecom's development for 2007-2011;
6. On determination of the size of and terms for payment of remuneration to the members of the JSC Kazakhtelecom's Board of directors;
7. On the deal in which JSC Kazakhtelecom has an interest.

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:16 17-Nov-06
Number	3160M

Tesco PLC
17th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 17 November 2006 it purchased from Merrill Lynch International 1,250,000 ordinary shares at an average price of 399.858 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:40 16-Nov-06
Number	2408M

Tesco PLC
16th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 16 November 2006 it purchased from Merrill Lynch International 2,025,000 ordinary shares at an average price of 398.275656 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:40 16-Nov-06
Number	2408M

Tesco PLC
16th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 16 November 2006 it purchased from Merrill Lynch International 2,025,000 ordinary shares at an average price of 398.275656 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:38 15-Nov-06
Number	1657M

Tesco PLC
15th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 15 November 2006 it purchased from Merrill Lynch International 1,174,000 ordinary shares at an average price of 397.609702 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:22 14-Nov-06
Number	0846M

Tesco PLC
14th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 14 November 2006 it purchased from Merrill Lynch International 3,380,000 ordinary shares at an average price of 396.069379 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

Close